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Silver, Freedman, Taff & Tiernan LLP

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502 or (202) 337-5503

WWW.SFTLAW.COM

March 27, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:	BayCom Corp. Draft Registration Statement on Form S-1 Confidentially Submitted February 26, 2018 CIK No. 0001730984

Dear Mr. Clampitt:

On behalf of BayCom Corp (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated March 20, 2018 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1. Concurrently herewith, the Company has filed a revised Draft Registration Statement on Form S-1 (the “(the “Revised Draft Registration Statement”)”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on February 26, 2018. All references to page numbers and captions in the responses correspond to the page numbers and captions in the Revised Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission

March 27, 2018

Summary

Our Strategies, page 8

2.	Please balance the description of your business, strategies and strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. For example, and without limitation, please balance your discussion with a discussion of the risks outlined in your risk factor on page 20 related to financial, execution, compliance and operational risks of your acquisition strategy, the risk factor on page 22 relating to the dependence of your financial performance on your growth strategy, the risk factors on page 23 on the risks of 87.0% of your loan portfolio being comprised of real estate loans and the risk of commercial loans having a higher degree of risk, and the risk factor on page 28 regarding the unseasoned nature of your loans.

Response:

The Company has revised the disclosure on page 14 of the Revised Draft Registration Statement in response to the Staff’s comment.

The Offering, page 15

3.	Revise the Use of Proceeds here or in another section of the Summary and on page 51 to briefly disclose the IPO restricted stock grants and the expected aggregate grant date value.

Response:

The Company has revised the disclosure on page 15 of the Revised Draft Registration under the caption “Securities owned by directors and executive officers” to include the aggregate grant date value in response to the Staff’s comment.

Risk Factors

Greater seasoning of our loan portfolio could increase risk of credit defaults in the future, page 28

4.	To better assess this risk, please expand to disclose the average age of loans in each major lending category or advise how it was determined not to include such disclosure.

Response:

The Company has revised the disclosure on page 28 and included a new table on page 61 of the Revised Draft Registration Statement in response to the Staff’s comment.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition and results of operations, page 35

Securities and Exchange Commission

March 27, 2018

5.	Clarify whether you have experienced any of the referenced types of breaches.

Response:

The Company has revised the disclosure on page 35 of the Revised Draft Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 51

6.	We note the disclosure that proceeds may be used “to fund potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy.” If your future acquisition strategy will differ from the past strategy, please give a brief description of your post-offering acquisition strategy here and elsewhere in your filing, including the types of opportunities you intend to explore, or clarify that management has not yet determined a particular strategy.

Response:

Please be supplementally advised that the Company’s future acquisition strategy will not differ from its past strategy.

7.	You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please revise to disclose the maturity of the debt that you intend to repay. Refer to Instruction 4 of Item 504 of Regulation S-K for additional guidance.

Response:

The Company has revised the disclosure on pages 15 and 51 of the Revised Draft Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans receivable, net, page 59

8.	We note from your disclosure on page 57 that $399.9 million, or 44.7% of your total loans, consisted of acquired loans. Given the significant impact that acquisitions have had on your credit metrics and trends, please revise your filing to present all loan information and credit quality metrics by originated loans, acquired loans accounted for under ASC 310-20 and acquired credit impaired loans accounted for under ASC 310-30. Further, please revise your discussion of your loan portfolio and related credit metrics provided throughout merger MD&A to include an enhanced discussion and analysis for these groups of loans in order to better explain the relationship of your credit quality indicators and trends.

Response:

The Company has added disclosure on pages 59, 60, 61, 63, 64 and 65 of the Revised Draft Registration Statement in response to the Staff’s comment. Please be supplementally advised that the Company’s nonperforming and delinquency metrics for legacy loans and acquired loans are not materially different.

Securities and Exchange Commission

March 27, 2018

Management, page 111

9.	Please describe the business experience during the past five years for your officers and directors to clearly cover the past five years. For example, clarify Mr. Davis’s employment from 2013 to 2014, Mr. Funkhouser’s employment from 2014 to June 2015 and Mr. Yun’s employment prior to March 2016. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Company has expanded the disclosures related to Messrs. Davis, Funkhouser and Yun on pages 112 and 113 of the Revised Draft Registration Statement in response to the Staff’s comment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (202) 295-4513.

Sincerely,

/s/ Dave M. Muchnikoff
Dave. M. Muchnikoff, P.C.

cc:	George Guarini

Keary Colwell

(BayCom Corp)